811-01474
(~~Invesco Dynamic Fund~~)
AIM STOCK FUNDS
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


05003826


SEC MAIL
PROCESSING
RECEIVED
JAN 03 2005
WASH. D.C.
185
SECTION

December 29, 2004

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), A I M Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

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122904 (1) vxv

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of a **Consolidation Order** in *Dolores Richard Tim Boyce v. A I M Management Group Inc., et al.*, *Joy D. Beasley, et al. v. A I M Management Group Inc., et al.*, *Kehlbeck Trust v. A I M Management Group Inc.*, *Janice R. Fry, et al. v. A I M Management Group Inc., et al.*, *Robert P. Apu, et al. v. A I M Management Group Inc., et al.*, and *Harvey R. Bendix, et al. v. A I M Management Group Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund

AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

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Received 12/23/2004 06:33PM in 01:38 on line [2] for CK001604 * Pg 2/4

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, *et al.*,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2587
	§	
AIM MANAGMENT GROUP, INC.,	§	
et al.,	§	
Defendants.	§	

JOY D. BEASLEY, *et al.*,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2589
	§	
AIM MANAGEMENT GROUP, INC.,	§	
et al.,	§	
Defendants.	§	

KEHLBECK TRUST DTD 1-25-93,	§	
et al.,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2802
	§	
AIM MANAGEMENT GROUP, INC.,	§	
et al.,	§	
Defendants.	§	

JANICE R. FRY, *et al.*,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2832
	§	
AIM MANAGMENT GROUP, INC.,	§	
et al.,	§	
Defendants.	§	

(Caption continues on next page)

ROBERT P. APU, *et al.*, Plaintiffs, v. AIM MANAGMENT GROUP, INC., *et al.*, Defendants.	§ § § § § § § §	CIVIL ACTION NO. H-04-2884
HARVEY R. BENDIX, *et al.*, Plaintiffs, v. AIM MANAGEMENT GROUP, INC., *et al.*, Defendants.	§ § § § § § § §	CIVIL ACTION NO. H-04-3030

ORDER

It is hereby **ORDERED** that the Civil Action Nos. H-04-2589, H-04-2802, H-04-2832, H-04-2884 and H-04-3030 are **CONSOLIDATED** into the case styled *Richard Tim Boyce, et al., versus AIM Management Group, Inc., et al.*, Civil Action No. H-04-2587. It is further

ORDERED that all further filings by the parties shall be only in Civil Action No. H-04-2587. It is further

ORDERED that the Clerk of Court shall file a copy of this Order in and shall **administratively close** Civil Action Nos. H-04-2589, H-04-2802, H-04-2832, H-04-2884 and H-04-3030. It is further

ORDERED that counsel for all parties in these consolidated cases shall appear before the court for an initial scheduling conference on **January 10, 2005 at 10:30 a.m.**

SIGNED at Houston, Texas, this **22nd** day of **December, 2004.**



Nancy F. Atlas
United States District Judge